

03052862

S[illegible] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 46150

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FASCO International, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20264 E. Carrey Road
(No. and Street)

Walnut	California	91789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charng-Yi Chen (909) 595-5523
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RECEIVED NOV 26 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

VF 12-4-03

9-12-08

OATH OR AFFIRMATION

I, Charng-Yi Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FASCO International, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 11th day of OCT., 2003

Notary Public

Signature

President
Title



EVA JEN
Commission # 1335517
Notary Public - California
Los Angeles County
My Comm. Expires Jan 17, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 26 2003
WASH. D.C.
181
SECTION

FASCO *International*, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
FASCO International, Inc.

I have audited the accompanying statement of financial condition of FASCO International, Inc. as of September 30, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FASCO International, Inc. as of September 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
October 16, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

FASCO International, Inc.
Statement of Financial Condition
September 30, 2003

ASSETS

Cash and cash equivalents	$ 26,264
Receivable from clearing firm	20,727
Receivable from mutual funds	366
Deposits with clearing firm	50,000
Property, plant and equipment, net of $37,780 accumulated depreciation	5,046
Prepaid expenses and income taxes	4,611
Total assets	$ 107,014

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 15,901
Total liabilities	15,901
Commitments and contingencies	–
Stockholders' equity	
Common stock, no par value; 1,000,000 shares authorized, 105,037 shares issued and outstanding	105,037
Additional paid-in capital	22,838
Accumulated deficit	(36,762)
Total stockholders' equity	91,113
Total liabilities and stockholders' equity	$ 107,014

The accompanying notes are an integral part of these financial statements.

FASCO International, Inc.
Statement of Operations
For the Year Ended September 30, 2003

Revenues	
Commissions	$ 349,508
Interest income	4,933
Other income	91
Total revenues	354,532
Expenses	
Commissions and floor brokerage	200,168
Taxes, other than income taxes	308
Other operating expenses	176,290
Total expenses	376,766
Income (loss) before income taxes	(22,234)
Income taxes	
Income taxes provision	800
Total income taxes	800
Net income (loss)	$ (23,034)

The accompanying notes are an integral part of these financial statements.

FASCO International, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, September 30, 2002	$ 105,037	$ 22,838	$ (13,728)	$ 114,147
Net income (loss)	-	-	(23,034)	(23,034)
Balance, September 30, 2003	$ 105,037	$ 22,838	$ (36,762)	$ 91,113

The accompanying notes are an integral part of these financial statements.

FASCO International, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2003

Cash flows from operating activities:		
Net income (loss)		$ (23,034)
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:		
Deprecation	$ 5,291	
(Increase) decrease in assets:		
Rent deposit	2,166	
Receivable from clearing firms	(8,063)	
Receivable from mutual funds	242	
Prepaid expenses	147	
Increase (decrease) in liabilities:		
Accounts payable	(6,813)	
Commissions payable	5,001	
Total adjustments		(2,029)
Net cash used in operating activities		(25,063)
Cash flows from investing activities:		
Purchase of equipment	(379)	
Net cash used in investing activities		(379)
Cash flows from financing activities:		-
Net increase (decrease) in cash and cash equivalents		(25,442)
Cash and cash equivalents, at beginning of year		51,706
Cash and cash equivalents, at end of year		$ 26,264
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 901	
Cash paid for income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FASCO International, Inc. (the "Company") was incorporated in the state of California on September 9, 1992. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC).

The Company operates as a retail broker/dealer in general securities, mutual funds and variable insurance/annuities, on a fully disclosed basis, whereby the Company does not hold customer funds or securities.

The Company has more than 800 clients located in California. Roughly 500 clients are located in northern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Cash and cash equivalents

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Securities transactions are recorded on a settlement date basis, except for proprietary transactions, commissions revenue and the related expenses which we recorded on a trade date basis.

Advertising

Advertising costs are expenses in the period the media cost are realized.

FASCO International, Inc.
Notes to Financial Statements
September 30, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of furniture and equipment is computed using the straight-line method over an estimated useful life of five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

Note 2: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2003 consisted of the following:

Office machinery and equipment	$ 10,263
Furniture and fixtures	23,643
Computer equipment	8,920
	42,826
Less accumulated depreciation	(37,780)
	$ 5,046

Depreciation expense for the year ended September 30, 2003 is $5,291.

Note 3: INCOME TAXES

The provision for income taxes at September 30, 2003 consisted of the following:

State income tax provision	$	800
Total income tax expense	$	800

The tax provision consists of the minimum $800 California Franchise Tax. No Federal tax provision has been recorded, as the Company incurred a loss for the year ended September 30, 2003. The Company has elected to carry forward the loss to offset future taxable income. The loss incurred for the year ended September 30, 2003 can be carried forward until it expires at September 30, 2023. The Company has other prior year net operating loss (NOL) carry forwards. The State's NOL will expire by September 30, 2006.

The Company has certain deferred tax assets related to the net operating loss carryforwards. There is no assurance that future taxable income will be sufficient to realize the net asset or utilize the tax carryforwards. The Company has determined that it is more likely than not that the deferred tax asset may not be realizable. Therefore, a 100% valuation allowance has been recorded.

Note 4: RELATED PARTY TRANSACTIONS

In June of 2002, the Company entered into a written agreement with SAGE Sinoservices (SAGE), a company wholly owned by the Company's majority shareholder, whereby SAGE would provide office space, equipment, accounting and staffing to maintain the Company's operations. The Company agreed to reimburse SAGE 75% of the expenses attributable to this agreement. The agreement was retroactive to August 2, 2001, as that was the date this operating agreement was verbally enacted and put into force.

In July of 2002 the Company amended the agreement with SAGE with the following modifications; the Company will pay SAGE $500, $1,500 and $3,500 per month for accounting, a manager's assistant and the manager's salary, respectively. Under the amended agreement, the Company does not become liable for any unpaid amounts should the Company fall below its required net capital. However, any unpaid portion shall be accumulated and become payable should the Company have sufficient capital for payment and net capital purposes.

Under this agreement the Company paid SAGE $25,500 in operating expenses for the year ended September 30, 2003.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company has accumulated $42,000 in unpaid manager's salary under the operating agreement (note 4), which it has not recorded on the financial statements as a liability. Since payment of these manager's salaries would have resulted in a net capital deficiency for the Company, the Company was not obligated to pay under the agreement. Should the Company become sufficiently capitalize the manager can collect this unpaid amount.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2003, the Company had net capital of $81,456, which was $31,456 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($15,901) to net capital was .20 to 1, which is less than the 15 to 1 maximum ratio allowed.

FASCO International, Inc.
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of Year Ended September 30, 2003

Computation of net capital		
Common stock	$ 105,037	
Additional paid-in capital	22,838	
Accumulated deficit	(36,762)	
Total stockholders' equity		$ 91,113
Less: Non-allowable assets		
Property, plant & equipment	(5,046)	
Prepaid expenses	(4,611)	
		(9,657)
Net capital before haircuts		81,456
Haircuts on securities		
		–
Net capital		81,456
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,060	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		(50,000)
Excess net capital		$ 31,456
Ratio of aggregate indebtedness to net capital	0.20: 1	

There was no material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5.

See independent auditor's report.

FASCO International, Inc.
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2003

A computation of reserve requirements is not applicable to FASCO International, Inc. as the Company qualifies for exemption under rule 15c3-3 (k) (2)(ii).

See independent auditor's report.

FASCO International, Inc.
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of September 30, 2003

Information relating to possession or control requirements is not applicable to FASCO International, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2)(ii).

See independent auditor's report.

FASCO International, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended September 30, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
FASCO International, Inc.

In planning and performing my audit of the financial statements of FASCO International, Inc. (the Company), for the year ended September 30, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by FASCO International, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
October 16, 2003